Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31, 2006	Year ended December 30, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
	$	$	$	$	$

Available earnings:
Earnings (loss) before income taxes	(556)	99	(570)	490	448
Add fixed charges:
Interest expense incurred	—	166	128	115	144
Amortization of debt expense and discount	—	5	5	10	11
Interest portion of rental expense	5	10	13	12	11

Total earnings (loss) as defined	(551)	280	(424)	627	614

Fixed charges:
Interest expense incurred	—	166	128	115	144
Amortization of debt expense and discount	—	5	5	10	11
Interest portion of rental expense	5	10	13	12	11

Total fixed charges	5	181	146	137	166
Ratio of earnings to fixed charges		1.5		4.6	3.7
Deficiency in the coverage of earnings to fixed charges	556		570